LAIDLAW ENERGY GROUP, INC.

90 John Street, 4th Floor
New York, NY 10038

(212) 480-8400

 March 8, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mara L. Ransom, Assistant Director Dietrich King, Legal Branch Chief Scott Anderegg, Staff Attorney

	Re:	Laidlaw Energy Group, Inc. Application for Withdrawal on Form RW Registration Statement on Form 10 (File No. 000-54580)

Dear Sir/Madam:

Laidlaw Energy Group, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-54580), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2012 (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective on March 9, 2012.  The Company is in the process of responding to comments made by the Commission staff in its letter dated February 7, 2012, and has not yet finalized its 2011 year-end audit, which is required to be filed pursuant to Rule 8-08(b) of Regulation S-X.

The Company intends to file a replacement Registration Statement on Form 10 with the Commission once the Company is able to adequately respond to the Commission staff’s comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.  Please direct questions with respect to this matter to:

Securities and Exchange Commission

March 8, 2012

Stephen E. Fox, Esq.

Herrick, Feinstein LLP

2 Park Avenue

New York, New York 10016

Telephone: 212- 592-5924

Facsimile: (212) 545-3476

Very truly yours, LAIDLAW ENERGY GROUP, INC. By: /s/ Michael Bartoszek Name: Michael Bartoszek Title: CEO